10026619

UNITEDSTATES
[SEC]URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walton Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 N. Scottsdale Road, Suite 4000
(No. and Street)

Scottsdale	AZ	85251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon A Price — 602-264-1298
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1850 N. Central Ave., Suite 700	Phoenix	AZ	85004
(Address)	(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
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CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon A. Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walton Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Beverly Collins
Notary Public-Arizona
Maricopa County
My Commission Expires 5/8/2011

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc)
Index
December 31, 2009 and 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1850 North Central Ave
Suite 700
Phoenix AZ 85004-4563
Telephone (602) 364 8000
Facsimile (602) 364 8001

Report of Independent Auditors

To the Board of Directors and Shareholder of
Walton Securities Inc.

In our opinion, the accompanying statements of financial condition present fairly, in all material respects, the financial position of Walton Securities Inc. (a wholly owned subsidiary of Walton International Group USA) (the "Company") at December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2010

Walton Securities, Inc.
(A wholly owned subsidiary of Walton International Group (USA), Inc)
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash	$ 5,505,675	$ 2,132,941
Prepaid expenses	49,115	117,410
Receivable from Parent (Note 3)	-	488,173
Total assets	$ 5,554,790	$ 2,738,524
Liabilities and Shareholder's Equity		
Accounts payable	$ 63,691	$ 25,245
Commission payable	789,348	797,470
Accrued liabilities	15,000	23,750
Payable to affiliate (Note 3)	1,091,007	469,016
Payable to Parent (Note 3)	68,257	-
Total liabilities	$ 2,027,303	$ 1,315,481
Commitments and contingencies (Note 6)	-	-
Shareholder's Equity		
Common stock, $1 par value, 300,000 shares authorized, issued and outstanding	300,000	300,000
Retained earnings	3,227,487	1,123,043
Total shareholder's equity	3,527,487	1,423,043
Total liabilities and shareholder's equity	$ 5,554,790	$ 2,738,524

The accompanying notes are an integral part of these financial statements.

1. Organization

Background
Walton Securities, Inc. (the "Company"), an Arizona Corporation formed on September 5, 2006, which commenced operations on September 6, 2007, is a wholly owned subsidiary of Walton International Group (USA), Inc. (the "Parent"). The Parent, in turn, is a wholly owned subsidiary of Domaco Holdings, Inc. ("DHI"), which is in turn wholly owned by Interborder Holdings, Ltd. ("IHL"), which was incorporated under the laws of Alberta, Canada. IHL is a privately-held corporation, the voting shares of which are owned entirely by the P.J. Doherty Family Trust. IHL owns Walton International Group Inc. ("WIGI") and Walton Capital Management, Inc. Together, this group of companies comprises the Walton Group.

Walton Securities, Inc. maintains its headquarters in Scottsdale, Arizona. The Company engages in the sale and distribution of securities exempt from registration under Regulation D of the Securities Act of 1933 ("the Act").

Nature of Operations
The Company functions as the broker-dealer for the Parent. The Company acts as the wholesale conduit for the privately placed direct participation program securities created by the Parent. Such securities are wholesaled through registered broker-dealers and are not sold directly to the public by the Company.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to practices within the broker-dealer industry.

Cash
The Company carries its cash balances in a non-interest bearing bank account with a commercial banking institution. At times, the Company's cash balances with financial institutions exceed federally insured limits. The Company mitigates this risk by depositing funds with major financial institutions.

Securities Transactions
The Company carries no customer accounts and conducts no securities transactions directly with the public.

Income Taxes
The Company is included in the consolidated federal and state income tax return filed by DHI. Pursuant to a Tax Sharing Agreement with its Parent, the Company provides for income taxes as if it were a stand-alone taxpayer, deferred tax assets or liabilities are accounted for by the Parent, and the Company's current tax provision is calculated by applying its effective tax rate to the Company's pre-tax income. The Company's effective tax rate was 38.6% for the years ended December 31, 2009 and 2008. Income tax payable of $1,091,007 and $469,016 is included in Payable to affiliate at December 31, 2009 and 2008, respectively.

The Company adopted the authoritative guidance on accounting for and disclosure of uncertainty in tax positions on January 1, 2009, which required Management to determine whether a tax position of the company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that there was no impact on the financial statements from the Company's adoption of this authoritative guidance.

Use of Estimates
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements
Effective June 2009, the Company adopted a policy related to disclosures of subsequent events which involves accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This adoption did not have any impact on the Company's financial statements.

In June 2009, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Codification ("Codification") which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of its financial statements that are in conformity with GAAP. Effective September 2009, the Company has adhered to the Codification, which did not have a material impact on the Company's financial statements.

3. Transactions with Affiliates

The Company has entered into the Shared Services Agreement with the Parent dated November 30, 2006, amended and restated as of April 1, 2008, January 1, 2009 and April 1, 2009. For its services of providing records maintenance, financial reporting, and policy implementation and as an inducement to restrict its business exclusively to that of providing broker-dealer services for the offerings of its Parent and affiliated companies, the Company receives a servicing fee.

Under the Shared Services Agreement, the Parent provides and pays for all actual costs of rent and utilities, telephone, data processing services, printing and stationary, postage and delivery, legal fees, sundry expenses and income taxes. The Company has no obligation either directly or indirectly for the expenses incurred by the Parent to provide management and administrative services pursuant to the Shared Services Agreement. The Company prepares a schedule of costs incurred by the Parent for the benefit of the Company in accordance with the requirements of Securities and Exchange Commission Rule 17a-4. As such, the Company does not record these expenses or a corresponding liability in the accompanying financial statements. The Company treats any unpaid portion of the expenses incurred by the Parent for the benefit of the Company under the Shared Services Agreement as a reduction of net worth when calculating net capital in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1").

The Company also provides services as managing broker for the Parent's direct participation programs, and receives management fees determined on an offering by offering basis. The Company processes investment subscriptions for the Parent and provides services of Manager Broker Dealer including processing on behalf of the issue. For providing these services, the Company receives a processing fee.

Receivable from Parent at December 31, 2008 consists of salaries paid by the Company on behalf of the Parent which had not yet been reimbursed pursuant to the Shared Services Agreement.

Payable to affiliate represents the Company's net income tax liability.

Payable to Parent at December 31, 2009 consists of advances paid by the Parent on behalf of the Company. The amount is unsecured, non-interest bearing and payable on demand.

The employees of the Parent assigned to the Company are covered under the Parent's benefit plans, pursuant to the employment relationship with the Parent, and are made available by the Parent under the Shared Services Agreement.

4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company operates pursuant to section (a)(2)(vi) of the Rule and is required to maintain a minimum net capital amount of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. On December 31, 2009, the Company had net capital of $3,463,647 which was $3,327,512 in excess of the amount required and on December 31, 2008, the Company had net capital of $801,732, which was $712,940 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

5. Continued Financial Support from Parent Company

The Company relies on funding from its Parent under the terms of a Shared Services Agreement, which states that the Parent will provide all and pay for the actual cost of all administrative services to the Company as listed in Article II of the Shared Services Agreement. Termination of the Shared Services Agreement is scheduled to occur on the third anniversary of the Effective Date (April 1, 2009) unless renewed or terminated by mutual written consent at any time prior to the expiration of the term.

The Company believes the Parent will continue to support its operations and will abide by the terms of the Shared Services Agreement.

6. Commitments and Contingencies

The Company may become party to certain claims, legal actions and complaints arising in the normal course of business. There has been no claims, legal actions and complaints during the year ended December 31, 2009 and 2008.

7. Subsequent Events

In preparing the financial statements, the Company evaluated subsequent events occurring through February 22, 2010, the date the financial statements were issued, in accordance with the Company's procedures related to disclosures of subsequent events.

Walton Securities, Inc.

(A wholly owned subsidiary of Walton International Group (USA), Inc.)

Statements of Financial Condition

December 31, 2009